EGW CAPITAL INC. 10-12G

Exhibit 8.1

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the "Agreement") dated this 5th day of April, 2018

BETWEEN:

EGW Capital Inc. of 501, Silverside Road, Wilmington, Delaware, US

- AND -

Edustars IO of Metro Plaza Viru väljak 2, 3. korrus, 10111 Tallinn, Estonia
(collectively the "Parties" and individually the "Party")

BACKGROUND

A.	The Parties are presently bound by the following contract (the "Contract") dated the 12th day of February, 2018: To provide advisory support for proposed blockchain offering.
B.	The Parties wish to terminate the Contract and resolve any and all rights and obligations arising out of the Contract.

IN CONSIDERATION OF and as a condition of the Parties entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the Parties agree as follows:

Termination

1.	By this Agreement the Parties mutually terminate and cancel the Contract effective the 5th day of April, 2018. EGW Capital Inc. has noticed that Edustars IO in an unauthorized manner has used the name of the directors and have issued press releases which EGW Capital Inc. has never endorsed. EGW Capital Inc. other than providing advisory had no obligations to participate in the marketing. As a responsible blockchain advisory company, we have terminated this agreement with an immediate effect.

Outstanding Obligations

2.	The Parties acknowledge that no further consideration, compensation or obligation will be due, payable or owing with regard to the Contract as of the execution date of this Agreement. Also, EGW Capital Inc., will no longer receive 1,000,000 Edustars coins.

Release

3.	By this Agreement the Parties release each other from any and all claims, causes of action, demands, and liabilities of whatever nature which either Party had in the past, has now or may have in the future arising from or related to the Contract.

Confidentiality

4.	The Parties acknowledge and agree that all parties to this Agreement will keep completely confidential the terms and conditions of this Agreement, the Contract, and any financial, operational or confidential information of any kind not already public.

Governing Law

5.	The Parties submit to the jurisdiction of the courts of the State of Delaware for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement. This Agreement will be enforced or construed according to the laws of the State of Delaware.

Miscellaneous Provisions

6.	Time is of the essence in this Agreement.
7.	This Agreement may be executed in counterparts. Facsimile signatures are binding and are considered to be original signatures.
8.	This Agreement will not be assigned either in whole or in part by any party to this Agreement without the written consent of the other Party.
9.	Headings are inserted for the convenience of the Parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.
10.	If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the Parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.
11.	This Agreement contains the entire agreement between the Parties. All negotiations and understandings have been included in this Agreement. Statements or representations which may have been made by any Party in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the Parties.
12.	This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Parties and their respective successors, assigns, executors, administrators, beneficiaries, and representatives.
13.	Any notices or delivery required in this Agreement will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Parties at the addresses contained in this Agreement or as the Parties may later designate in writing.
14.	All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this 5th day of April, 2018.

EGW Capital Inc.

Edustars IO